SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Provident Energy Trust

(Translation of registrant’s name into English)

Suite 900, 606 4th Street S.W.
Calgary, Alberta T2P 4H2

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Interim Report as of September 30, 2002
Management Discussion and Analysis

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 22, 2002

Provident Energy Trust by Provident Energy Ltd.

By:
/s/   Mark N. Walker

Mark N. Walker
Vice President, Finance
& Chief Financial Officer

Exhibit Index

Exhibit No	Description

1	Interim Report as of September 30, 2002

2	Management’s Discussion and Analysis